

ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	20070067667-11
	Filing Date and Time
	01/31/2007 12:29 PM
	Entity Number
	E0064722007-3

Articles of Incorporation

(PURSUANT TO NRS 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:

AVRO ENERGY INC.

2. Resident Agent Name and Street Address:
(must be a Nevada address where process may be served)

CSC SERVICES OF NEVADA, INC.
Name

502 EAST JOHN STREET	CARSON CITY	Nevada	89706
(MANDATORY) Physical Street Address	City		Zip Code
(OPTIONAL) Mailing Address	City	State	Zip Code

3. Shares:
(number of shares corporation is authorized to issue)

Number of shares with par value:	100000000	Par value per share: $ 0.001	Number of shares without par value:	1500

4. Names & Addresses of the Board of Directors/Trustees:
(each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees)

1. MIKE P. KURTANJEK
   Name

510-999 WEST HASTINGS ST	VANCOUVER	BC	V6C 2W2
Street Address	City	State	Zip Code

2.
   Name

Street Address	City	State	Zip Code

3.
   Name

Street Address	City	State	Zip Code

5. Purpose:
(optional - see instructions)

The purpose of this Corporation shall be:

6. Name, Address and Signature of Incorporator:
(attach additional page if more than 1 incorporator)

CSC SERVICES OF NEVADA, INC.	X *[signature]*
Name	Signature
502 EAST JOHN STREET	CARSON CITY	NV	89706
Address	City	State	Zip Code

7. Certificate of Acceptance of Appointment of Resident Agent:

I hereby accept appointment as Resident Agent for the above named corporation.

X *[signature]*   1/31/07

Authorized Signature of R. A. or On Behalf of R. A. Company   Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 Articles 2007
Revised on: 01/01/07